RCS Capital Corporation (the "Company")	Exhibit 12.1
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

		Year Ended December 31,
	Nine Months Ended September 30, 2014	2013	2012	2011	2010	2009
Earnings:
Net income (loss) from continuing operations, pretax	$34,725	$99,858	$7,412	$3,742	$(2,382)	$(4,011)
Add:
Fixed charges	33,047	790	56	31	12	—
Capitalized interest	—	—	—	—	—	—
Income (loss) before fixed charges and preferred stock dividends	$67,772	$100,648	$7,468	$3,773	$(2,370)	$(4,011)

Fixed charges:
Interest expense(1)	$30,869	$241	$—	$—	$—	$—
Appropriate portion (1/3) of rentals(2)	2,178	549	56	31	12	—
Total fixed charges	$33,047	$790	$56	$31	$12	$—
Preferred stock dividends(3)	202,802	—	—	—	—	—
Total fixed charges and preferred stock dividends	$235,849	$790	$56	$31	$12	$—

Ratio of earnings to fixed charges	2.05	127.40	133.36	121.71	N/A	N/A
Deficiency	N/A	N/A	N/A	N/A	$2,382	$4,011

Ratio of earnings to fixed charges and preferred stock dividends	N/A	127.40	133.36	121.71	N/A	N/A
Deficiency	$168,077	N/A	N/A	N/A	$2,382	$4,011

(1) Interest expense includes amortization of discount on borrowings.

(2) Appropriate portion of rentals is calculated by multiplying the rental expenses derived from leases in which the Company or its subsidiaries is the lessee by one-third, and excludes rental expenses allocated to the Company pursuant to a shared services agreement.

(3) Included in preferred stock dividends is a deemed dividend of $194.8 million and cash dividends of $8.0 million declared to convertible preferred stockholders. The deemed dividend represents the difference between the redemption value of the convertible preferred stock (based on the if-converted price) and the amount of the proceeds from the sale of the convertible preferred stock that were allocated to the convertible preferred stock excluding the embedded derivative. The convertible preferred stock can be settled in cash in certain situations; therefore, the Company was required to accrete up to the redemption value.